Kingsoft Cloud and CEC D-Commerce Tech Form Strategic Partnership

to Drive Healthcare Cloud Development in China

BEIJING, CHINA, September 21, 2020 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced that the Company has recently entered into a multi-year strategic framework agreement (the “Agreement”) with CEC D-Commerce Technology (Shanghai) Co., Ltd. (“CEC D-Commerce Tech” ), to invest in and expand healthcare cloud services, re-engineering the data services layer, and improving the analytical capabilities of healthcare organizations across China.

Pursuant to the Agreement, both companies will jointly develop cloud-based healthcare solutions, and provide healthcare organizations with powerful data analysis and application tools which can significantly reduce on-premise IT construction, operation and maintenance costs for hospitals and healthcare agencies across China. Both parties will execute cloud projects at the national, provincial and municipal levels. Flagship projects will first be implemented within a number of regions, and then be gradually expanded to provinces and cities across the country.

CEC D-Commerce Tech will capitalize on its extensive connections with the healthcare supply chain to generate qualified sales leads and commit resources to facilitate healthcare projects, while Kingsoft Cloud will leverage its existing public cloud technologies to further research and develop proprietary technology in healthcare solutions, advise best-fit cloud adoption patterns, achieve enhanced technical interoperability, and successfully execute and deliver projects.

Kingsoft Cloud’s strategic expansion into the healthcare industry is primarily due to the following reasons:

1) Demand for healthcare cloud-native services is still in its infancy and presents an enormous growth opportunity in China. An IDC report asserts that IT spending on cloud services for China’s healthcare industry is expected to reach RMB17 billion by 2023.

2) National policies are supportive of healthcare digitalization, providing guidance on timetable, technology standards, data requirements and accommodative budget allocations.

3) The rapid onset and impact of the COVID-19 pandemic has urged national and local governments to digitalize the healthcare industry. As a result, there has been sustainable demand for the establishment of standardized data centers, unified information standards and data services for the healthcare industry across China.

4) Healthcare use cases for big data is multifaceted, spanning personal health, medical services, disease control and health preservation. The integration of various data sources and the growing need for data analysis create recurring demand for healthcare cloud services.

This new partnership with CEC D-Commerce Tech will enable Kingsoft Cloud to establish a solid foothold in a market with significant growth prospects.

Kingsoft Cloud’s robust cloud infrastructure, end-to-end healthcare solutions and unparalleled service capabilities will support healthcare data centers, along with healthcare information, medical insurance and medical community platforms. As an independent cloud service provider with no exposure to healthcare business, Kingsoft Cloud will provide secure, compliant and resilient data services, break down data silos and enable on-demand access to the data. By leveraging its expertise in enterprise service delivery, Kingsoft Cloud is best-positioned to manage the complexities of running enterprise programs, which is critical for operating in the highly regulated and standardized healthcare industry. CEC D-Commerce Tech is one of the leading companies advocating for favorable national policy to be deployed across China. It has deep access to a pool of project resources for the healthcare sector. This cooperation will expand Kingsoft Cloud’s integration into the operational infrastructure of the healthcare industry.

In order to fully capture this long-term growth opportunity, Kingsoft Cloud plans to devote additional resources, hire talent with specialized healthcare cloud computing experience and further invest in upgrading the Company’s technology capabilities for the healthcare industry.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and AIoT cloud services.

For more information, please visit: http://ir.ksyun.com.

About CEC D-Commerce Tech

CEC D-Commerce Technology (Shanghai) Co, Ltd. (“CEC D-Commerce Tech”) is a subsidiary of China Electronics Investment Holdings Limited. It is one of the leading companies in the healthcare industry that promotes migration of on-premise IT to the Cloud.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; the relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com